UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment #1

Under the Securities Exchange Act of 1934

QUOTIENT LIMITED

(Name of Issuer)

Ordinary Shares, nil par value

(Title of Class of Securities)

G73268149

(CUSIP Number)

Columbia Management Investment Advisers, LLC

Attn: Matthew Rich

290 Congress Street

Boston, MA 02210

Tel: (617) 385-9572

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268149	SCHEDULE 13D	Page 2

1	NAMES OF REPORTING PERSONS Ameriprise Financial, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRS No. 13-3180631
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 94,755(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 94,755(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,755(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

Includes (i) 85,842 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”) and (ii) 8,913 Ordinary Shares issuable upon the exercise of the currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”).

CUSIP No. G73268149	SCHEDULE 13D	Page 3

1	NAMES OF REPORTING PERSONS Columbia Management Investment Advisers, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRS No.41-1533211
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 94,755(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 94,755(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,755(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.45%
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Includes (i) 85,842 ordinary shares, nil par value (the “Ordinary Shares”) of Quotient Limited (the “Issuer”) and (ii) 8,913 Ordinary Shares issuable upon the exercise of the currently exercisable warrants with an exercise price of $30.00 per Ordinary Share (the “Warrants”).

Explanatory	Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 15, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares.

Except as specifically provided herein, the Amendment does not modify any of the information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, on December 5, 2022, the Reporting Persons entered into a transaction support agreement with the Issuer and the other Consenting Noteholders (the “Original TSA”). The Transaction Support Agreement was amended and restated on January 9, 2023 (the “A&R TSA”) to update and modify certain steps effectuating the transactions pursuant to which the Issuer will undergo a comprehensive restructuring of its balance sheet (collectively, the “Transactions”) remove references to the potential creditor schemes of arrangement in England, enhance the diligence available for the benefit of the consenting noteholders, provide for automatic termination (rather than termination only after receipt of written notice) upon certain events, and reduce the threshold of approval necessary to extend certain milestones set forth in the A&R TSA. The A&R TSA is otherwise substantially the same as the Original TSA.

On January 10, 2023, in accordance with the A&R TSA, the Issuer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On February 15, 2023 the Bankruptcy Court confirmed the Issuer’s plan of reorganization (the “Bankruptcy Plan”) and on February 16, 2023, and in accordance with the terms of the Bankruptcy Plan, the Issuer, Quotient Holdings Newco, LP (“Newco”), Quotient Holdings Finance Company Limited (“Finance Co”), Quotient Holdings GP, LLC, a Delaware limited liability company and the general partner of Newco (the “GP”), Quotient Holdings Merger Company Limited (“Merger Co”), each direct and indirect subsidiary of the Issuer and the Consenting Noteholders entered into a Master Transaction Agreement (the “Master Transaction Agreement”), and the Issuer, Newco and Finance Co entered into a Business and Asset Transfer Agreement (the “BTA”), and the Issuer effected the transactions contemplated by the Master Transaction Agreement and the BTA, emerged from bankruptcy protection, and the Bankruptcy Plan went effective.

Pursuant to the A&R TSA, Bankruptcy Plan, the Master Transaction Agreement and the BTA, on February 16, 2023, a series of transactions occurred which resulted in the Convertible Notes and Senior Secured Notes being extinguished, the Issuer issuing 13,020,000 Ordinary Shares to Finance Co and 4,000,000 Ordinary Shares to Merger Co, resulting in Newco indirectly owning approximately 81% of the outstanding Common Shares of the Issuer, and all of the subsidiaries of the Issuer becoming indirect wholly-owned subsidiaries of Newco. The limited partnership interests in Newco are held by certain of the Consenting Noteholders. The A&R TSA, Bankruptcy Plan, and Master Transaction Agreement further provide that as soon as practicable following the effective date, the Issuer, Finance Co. and Merger Co will enter into a merger agreement that will result in the Issuer becoming a wholly-owned indirect subsidiary of Newco (the “Merger”). The Master Transaction Agreement provides that the parties thereto will cooperate as reasonably necessary or desirable to consummate the Merger as soon as possible. Upon completion of the Merger, the Issuer is expected to terminate the registration of its equity securities under the Securities Exchange Act of 1934, as amended.

The Reporting Persons does not have the ability, directly or indirectly, to direct the voting or disposition of Ordinary Shares held by Newco.

Following the consummation of the transactions that occurred on February 16, 2023, any “group” that may be deemed to have existed between the Reporting Persons and other Consenting Noteholders has been terminated.

The foregoing descriptions of the A&R TSA, the Master Transaction Agreement and the BTA are summaries only, do not purport to be complete and are qualified in their entirety by reference to the full text of the A&R TSA (including the exhibits thereto), the Master Transaction Agreement and the BTA, copies of which are attached hereto as Exhibits 99.3, 99.4 and 99.5, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b), The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based on (i) 4,035,013 Ordinary Shares reported outstanding as of February 2, 2023 in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022, plus (ii) 17,020,000 Ordinary Shares issued on February 16, 2023, as described in Item 4.

(c) Other than as described in Item 4 and in Schedule B annexed hereto, the Reporting Persons have not effected transactions in the Ordinary Shares during the past sixty days.

(d) No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e) February 16, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 4 and 5 is incorporated herein by reference.

Other than as described in this Item 6 and Items 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1	Joint filing Agreement

Exhibit 99.2	Transaction Support Agreement, as amended and restated (incorporated by reference to Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2023).

Exhibit 99.3	Master Transaction Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Relative Value Partners, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners L.P., and Whitebox GT Fund, LP, with respect to the securities of Quotient Limited on February 21, 2023).

Exhibit 99.4	Business and Asset Transfer Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by Whitebox Advisors LLC, Whitebox General Partner LLC, Whitebox Relative Value Partners, LP, Whitebox Multi-Strategy Partners, LP, Pandora Select Partners L.P., and Whitebox GT Fund, LP, with respect to the securities of Quotient Limited on February 21, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2023

Ameriprise Financial, Inc.

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations & Investor Services

Columbia Management Investment Advisers, LLC

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Senior Vice President, Head of Global Operations & Investor Services

SCHEDULE B

TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

FOR THE ACCOUNT OF	SHARES OF COMMON PURCHASED/(SOLD)	PRICE PER SHARE ($U.S.)	DATE OF PURCHASE/SALE
Client 1	(665.00)	0.2709	12/19/2022
Client 2	(5.00)	0.2200	12/23/2022
Client 3	(3.00)	0.4400	12/27/2022
Client 4	(155.00)	0.3300	01/04/2023
Client 5	31.00	0.1350	01/13/2023
Client 1	(644.00)	0.1100	01/18/2023
Client 6	(339.00)	0.0680	01/31/2023
Client 7	(267.00)	0.0660	02/01/2023